SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
kblauch@sidley.com (212) 839 5548	FOUNDED 1866

November 14, 2016

Arthur C. Sandel, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Starwood Commercial Mortgage Depositor, LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed October 26, 2016
File No. 333-213540
Dear Mr. Sandel:

On behalf of Starwood Commercial Mortgage Depositor, LLC (the “Registrant”), we thank you for your letter of November 9, 2016 concerning the Amendment No. 1 to Registration Statement on Form SF-3 filed by the Registrant on October 26, 2016 (the “Registration Statement”).  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  The Registrant is filing its Pre-Effective Amendment No. 2 to the Registration Statement simultaneously with the submission of this letter.  Included with this letter is a clean copy of the Pre-Effective Amendment No. 2 to the Registration Statement together with a copy marked to show changes implemented in response to the comments of the Staff.

Form of Prospectus

Summary of Terms

Offered Certificates – Distributions – Subordination, Allocation of Losses, and Certain Expenses, page 32

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Arthur C. Sandel

1.
We note that, in response to prior comment 4, you have revised to include bracketed disclosure to identify other credit enhancement if applicable.  Please revise the form of prospectus, both here and elsewhere as appropriate, to describe fully the credit enhancement reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available.  In the alternative, please confirm that you will add such credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2).  Please confirm that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.

The Registrant confirms that it will add any credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2).  The Registrant further confirms that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.

Risk Factors

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 74

2.
We note your response to prior comment 11 and reissue.  While we note that the sponsor is the entity that will perform the review and that you are relying on representations and warranties, the statement “If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process…may have revealed inaccuracies in the representations and warranties” gives the impression that the disclosure provided elsewhere in the prospectus may not be accurate.  Note that the review required by Rule 193 requires that the review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.  To minimize confusion, please revise your risk factor to state whether it was the sponsor’s finding and conclusion that the disclosure regarding the pool assets is accurate in all material respects, or delete the risk factor.

The Registrant has revised the prospectus in response to the Staff’s comment.  The revised language appears on page 74 of the revised prospectus.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 74

3.
We note your response to prior comment 12 and reissue.  Risk factors should describe risks that make your offering speculative or risky and it is unclear why you include this risk factor because static pool disclosure is not included in your prospectus and should be deleted because it does not describe a risk related to your offering.  If you believe,

Arthur C. Sandel

however, that investors should review static pool data subject to these factors, then please revise your prospectus to include the static pool information.

The Registrant has deleted the risk factor referenced above in response to the Staff’s comment.

Exhibits

Exhibit 5.1 – Opinion of Sidley Austin LLP as to the legality of the Certificates

4.	Please confirm that an appropriately unqualified legal opinion will be filed at the time of each takedown. See Section II.B.2.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.

The Registrant confirms that an appropriately unqualified legal opinion will be filed at the time of each takedown.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Steven Rivers, Starwood
Andrew Sossen, Starwood
Jerry Hirschkorn, Starwood